

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2012

Via E-mail
David R. Mathers
Chief Financial Officer
Credit Suisse Group AG
Paradeplatz 8, P.O. Box 1, CH 8070
Zurich, Switzerland

> **Re:** **Credit Suisse Group AG**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed March 25, 2011**
> **File No. 001-15244**

Dear Mr. Mathers:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kevin W. Vaughn

Kevin W. Vaughn
Accounting Branch Chief